                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 12B-25

                                                  Commission File Number 0-27772

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F [X]Form 10-Q [ ]Form N-SAR For Period Ended: October 31, 1997
[ ]  Transition Report on Form 10-K      [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F      [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   N/A


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:      METROWERKS INC.

Address of principal executive office:   2201 Donley Drive
                                          Austin, TX 78758


                                    PART II
                            RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

     Registrant is a foreign private issuer which just recently filed its first periodic report with the Commission. Registrant currently has pending in Canada (the country of its incorporation) a public offering for 1.5 million shares of its common stock. The offering is subject to review, and is being reviewed, by the Ontario Securities Commission as well as other regulatory agencies in Canada. The small size of Registrant's management has required that various members of management devote an extraordinary amount of time responding to comments from Canadian regulatory authorities in connection with the offering. In addition to Canadian regulatory authorities, Registrant's management has been involved in ongoing consultations with its legal counsel and accountants in both Canada and the United States in furtherance of the offering. These extraordinary demands on Registrant's manpower would have required, in Registrant's view, the expenditure of unreasonable effort and expense in order to file its current report on Form 10-Q on the required filing date. Registrant expects to file such Form 10-Q within the period provided for by Rule 12b-25(b).


                                    PART IV
                               OTHER INFORMcATION

     (1) Name and telephone number of person to contact in regard to this notification:

                             Jim Welch    (512) 873-4700

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the anser is no, identify report(s).


                                                        [X]  Yes  [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ]  Yes  [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                METROWERKS INC.
------------------------------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.


Date:  December 16, 1997        By:_________________________________
                                       Jim Welch, Vice President